SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.)

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EVOKE PHARMA, INC.

(Name of Issuer)

Common Stock,

par value $0.0001 per share

(Title of Class of Securities)

30049G203

(CUSIP NUMBER)

Taki Vasilakis

130 Main St. 2nd Floor

New Canaan, CT 06840

(203) 308-4440

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 20, 2024

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 84,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* IA, OO

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wilmot B. Harkey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 84,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* HC, IN

CUSIP No. 30049G203	13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Daniel Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 84,686
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 84,686

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,686
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON* HC, IN

SCHEDULE 13D

This Schedule 13D (this “Schedule 13D”) is being filed on behalf of Nantahala Capital Management, LLC, a Massachusetts limited liability company (“Nantahala”), Mr. Wilmot B. Harkey and Mr. Daniel Mack, the principals of Nantahala (collectively, the “Reporting Persons”), relating to Common Stock, par value $0.0001 per share (the “Common Stock”), of Evoke Pharma, Inc., a Delaware corporation (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer beneficially owned by Nantahala through the accounts of certain private funds and managed accounts (collectively, the “Nantahala Investors”). Nantahala serves as the investment adviser to the Nantahala Investors. Mr. Harkey and Mr. Mack are the principals of Nantahala.

Item 1.	Security and Issuer

Issuer:

Evoke Pharma, Inc.

Address:

420 Stevens Avenue, Suite 230

Solana Beach, CA 92075

Securities acquired:

Common Stock, par value $0.0001 per share

CUSIP no. 30049G203

Item 2.	Identity and Background

(a) This Schedule 13D is jointly filed by Nantahala, Mr. Harkey and Mr. Mack. Because Nantahala is the investment adviser to the Nantahala Investors, with exclusive authority to exercise voting and investment power on their behalf in respect of the Common Stock, and Mr. Harkey and Mr. Mack are the principals and managing members of Nantahala, the Reporting Persons may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), to be the beneficial owners all of shares of Common Stock held by the Nantahala Investors and certain shares of Common Stock underlying those warrants to acquire shares of Common Stock as are held by the Nantahala Investors and described further in Item 4 and Item 6 herein. The Reporting Persons are filing this Schedule 13D jointly, solely pursuant to Rule 13d-1(k)(1), and expressly disclaim that they form any “group” under Section 13(d)(3) of the Act. In addition, Qianqian Zhong is the Chief Financial Officer and Taki Vasilakis is the Chief Compliance Officer (each of Ms. Zhong and Mr. Vasilakis, an “Other Officer” and collectively, the “Other Officers”) of Nantahala.

(b) The principal place of business for each of the Reporting Persons and the Other Officers is 130 Main St. 2nd Floor, New Canaan, CT 06840.

(c) The principal occupation of Mr. Harkey is serving as a principal of Nantahala. The principal occupation of Mr. Mack is serving as a principal of Nantahala. The principal business of Nantahala is acting as the investment adviser to the Nantahala Investors. The principal occupations of the Other Officers are the Nantahala positions set forth above.

(d) During the last five years, none of the Reporting Persons or Other Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Other Officers has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Nantahala is organized under the laws of the State of Massachusetts. Mr. Harkey is a citizen of the United States of America. Mr. Mack is a citizen of the United States of America. Ms. Zhong is a citizen of China. Mr. Vasilakis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

As further disclosed in Item 4, the Reporting Persons’ obligation to file this Schedule 13D arose from a change in the purpose or effect of their beneficial ownership of shares of Common Stock. The shares of Common Stock disclosed herein are held by the Nantahala Investors in margin accounts together with other securities; such accounts may from time to time make use of margin.

Item 4.	Purpose of the Transaction

On or prior to March 27, 2024, the Reporting Persons caused the Nantahala Investors to acquire 56,249 shares of Common Stock and warrants now representing the right to purchase a further 1,414,334 shares of Common Stock. Such warrants, other than certain Pre-Funded Common Stock Purchase Warrants (the “Pre-Funded Warrants”), were amended on March 25, 2024 (such warrants, as amended if applicable, the “Warrants”). The Warrants are subject to a contractual prohibition on any exercise if the Reporting Persons or certain related persons would thereupon beneficially own more than 9.99% of the number of shares of Common Stock outstanding (the Beneficial Ownership Limitation”). The Reporting Persons caused the Nantahala Investors to make the investments in those shares of Common Stock and Warrants for ordinary investment purposes.

Based on considerations regarding the Issuer’s capitalization needs, the Report Persons intend to cause the Nantahala Investors to exercise certain of the Warrants to the fullest extent permitted by the Beneficial Ownership Limitation, at a per-share price of $8.16 per share of Common Stock. The Reporting Persons anticipate paying exercise consideration of approximately $232,045 to the Issuer in connection with the exercise of the Warrants to acquire approximately 28,437 shares, giving effect to the Beneficial Ownership Limitation and based upon 819,272 shares of Common Stock reported outstanding as of August 28, 2024, as reported in the Issuer’s Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2024. If the number of shares of Common Stock outstanding increases, whether through issuances upon the exercise by other persons of warrants substantially similar to the Warrants or otherwise, then the Reporting Persons may exercise the Warrants for additional shares, subject to the Beneficial Ownership Limitation.

The Reporting Persons further expect to cause the Nantahala Investors to notify the Issuer that they elect to increase the Beneficial Ownership Limitation to 19.99% of the number of shares of Common Stock outstanding, which increase will not be effective until the 61st day after such notice is delivered to the Issuer.

The Reporting Persons also expect to engage in discussions with the Issuer regarding investments of additional capital in transactions with the Issuer, whether by acquiring shares of Common Stock or otherwise. In connection with such discussions, the Reporting Persons may request certain information monitoring and corporate governance rights, including the right to nominate one or more persons for appointment or election to the Issuer’s board of directors.

Except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in or discontinuing communications with management and the Board, engaging in or discontinuing discussions with other Issuer investors and others about the Issuer and the Nantahala Investors’ investment in the Issuer, making proposals to the Issuer concerning changes to the capitalization, ownership structure, the structure of the Issuer’s board of directors (including the composition of that board of directors) or operations of the Issuer, purchasing additional shares of Common Stock or other Issuer securities, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer

(a)      The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is based upon 819,272 shares of Common Stock reported outstanding as of August 28, 2024, as reported in the Issuer’s Registration Statement on Form S-3 filed with the SEC on August 29, 2024. For the purposes of calculating the Reporting Persons’ beneficial ownership inclusive of those shares for which the Warrant may be exercised as of the date hereof after giving effect to the Beneficial Ownership Limitation, 28,437 shares of Common Stock are deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

Nantahala, as the investment adviser of the Nantahala Investors, may be deemed to beneficially own 84,686 shares of Common Stock, which includes the 56,249 shares of Common Stock held by the Nantahala Investors and a further 28,437 shares of Common Stock issuable upon exercise of the Warrants after giving effect to the Beneficial Ownership Limitation, or approximately (but less than) 10.0% of the outstanding shares of Common Stock. Each of Mr. Harkey and Mr. Mack, as principals of Nantahala, may also be deemed to beneficially own the same shares of Common Stock.

(b)       Nantahala, Mr. Harkey and Mr. Mack have the shared power to vote and dispose of the Common Stock reported in this Schedule 13D.

(c)       There have been no transactions in the shares of Common Stock during the past sixty (60) days by the Reporting Persons or the Other Officers.

(d)       The Nantahala Investors hold the shares of Common Stock reported herein. No person other than the Nantahala Investors is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock reported herein.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Warrants include Pre-Funded Warrants to purchase 433,962 shares of Common Stock for $0.0001 per share, Series A Common Stock Purchase Warrants (the “Series A Warrants”), as amended on March 25, 2024 pursuant to the Amendment to Series A Common Stock Purchase Warrant, Series B Common Stock Purchase Warrant and Series C Common Stock Purchase Warrant (the “Warrant Amendment Agreement”), to purchase 367,646 shares of Common Stock for $8.16 per share (giving effect to adjustments to date), Series B Common Stock Purchase Warrants (the “Series B Warrants”), as amended pursuant to the Warrant Amendment Agreement, to purchase 245,080 shares of Common Stock for $8.16 per share (giving effects to adjustments to date), and Series C Common Stock Purchase Warrants (the “Series C Warrants”) as amended pursuant to the Warrant Amendment Agreement, to purchase 367,646 shares of Common Stock for $8.16 per share (giving effect to adjustments to date). The Pre-Funded Warrants and the Series A Warrants became exercisable on February 13, 2024 (the “Initial Exercise Date”) and expire on the fifth anniversary thereof. The Series B Warrants became exercisable on the Initial Exercise Date and expire on the date nine months later. The Series C Warrants expire on the fifth anniversary of the Initial Exercise Date. The Warrants are subject to customary terms and conditions regarding exercise, notice of exercise, payment, certain adjustments and transfer, in addition to the Beneficial Ownership Limitation. The foregoing summary of the Warrants is qualified by reference to the terms and conditions of the Warrants and the Warrant Amendment Agreement.

Except as disclosed above and in Item 4, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons or Other Officers, or between any of the Reporting Persons or Other Officers and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, dated September 20, 2024
Exhibit 99.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A filed by the Issuer on February 8, 2024)
Exhibit 99.3	Form of Series A Warrant (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1/A filed by the Issuer on February 8, 2024)
Exhibit 99.4	Form of Series B Warrant (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1/A filed by the Issuer on February 8, 2024)
Exhibit 99.5	Form of Series C Warrant (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-1/A filed by the Issuer on February 8, 2024)
Exhibit 99.6	Form of Warrant Amendment (incorporated by reference to Exhibit 4.1 to the Period Report on Form 8-K filed by the Issuer on March 25, 2024)

Signatures

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2024

NANTAHALA CAPITAL MANAGEMENT, LLC

By:	/s/ Taki Vasilakis
Taki Vasilakis
Chief Compliance Officer

/s/ Wilmot B. Harkey
Wilmot B. Harkey

/s/ Daniel Mack
Daniel Mack